August 25, 2010

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Amendment No. 7 to Registration Statement on Form 10

Filed July 6, 2010

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2009

Amendment No. 1 to Form 10-Q  for the Quarter Ended June 30, 2009

Amendment No. 1 to Form 10-Q  for the Quarter Ended September 30, 2009

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-53538

Karen Garnett:

This correspondence is in response to your letter dated April 8, 2010 in reference to our filing of the Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2009, June 30, 2009, September 30, 2009 and Form 10-K for the Fiscal Year Ended December 31, 2009 filed on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses and note that Registrant filed amended Form 10 on August 25, 2010 and an amended Form 10-K on August 25, 2010.

Comment 1

Amendment No. 7 to Registration Statement on Form 10

General

We note that you have not yet filed your quarterly report for the period ended March 31, 2010. Please amend your registration statement to include current financial information and corresponding MD&A disclosure, as required by Rule 3-12 of Regulation S-X.

Answer: Registrant has amended the Form 10/A # 8 filed on August 25, 2010 that financial information and MD&A disclosure required by Rule 3-12 of Regulation S-X.

Comment 2

Item 1. Business, page 4

Please update the chart on page 5 to reflect that Disability Access Corporation is no longer a subsidiary of PTS, Inc.

Answer: Registrant has amended Item 1. in the Form 10/A # 8 filed on August 25, 2010 that provides a revised flow chart with all corporate history detail.

Comment 3

Our Products and Services, page 7

We note your statement that enhancements to your DACTrak software have improved your productivity in excess of 800%. Please revise to clarify how you measure productivity and how you determined that your software resulted in an increase of more than 800%.

Answer: Our determination comes from practical experience.  As an example, prior to the development and utilization of our software solution, when our inspectors would inspect a Quick Service Restaurant (QSR) the measuring, photographing and documentation process would take 8 to 10 hours at the QSR location then another 10 to 12 hours for office report preparation and then roughly 4 to 6 hours for managerial review pending uniqueness of facility and another 2 to 4 hours for final report preparation.  It should be noted that inspections require specific measurements, assessments, code references and evaluation recommendations so a manual process for report preparation and review is very time consumptive.  With the utilization of our software the inspectors forego lengthy paper worksheets, forego excessive field documentation, directly inputs findings to the software (this saves the office report preparation) and responds to software driven additional information needs.  Further, the automated report system simplifies and streamlines the managerial review process.  Thus under the manual methodologies a QSR inspection and report generation would take, pending circumstances, between 24 to 32 hours to prepare.  Utilizing our integrated software the originating data intake is greatly simplified, the office report preparation is virtually eliminated, the managerial review time is focused on unique exceptions if any and as the software is integrated to a report writer the report preparation time is reduced to print time only – net resulting in the full process for a QSR report to be generated and reviewed in less than 3 hours compared to the 24 to 32 hours previously required under a mostly manual methodology.

Comment 4

Item 2. Financial Information, page 15

Results of Operations, page 18

Year Ended December 31, 2009 compared Year Ended December 31, 2008, page 18

We note your response to comment 4 in our letter dated April 8, 2010. Please tell us the basis for your statement that ADA litigation continues to increase across the United States, or remove this statement from your disclosure.

Comment 4

Six Months Ended June 30, 2009 compared to Six Months Ended June 30, 2008, page 21

We note your response to comment 15. Considering that you have experienced a decline in revenues during the most recent six-and nine-month periods, please revise to omit the statement that you expect "continued" growth and demand for your products and services. In addition, please tell us the basis for your statement that ADA litigation continues to increase across the United States, or remove this statement from your disclosure.

Answer:  The Company has updated the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the Form 10/A #8 filed on August 25, 2010.  The ADA litigation disclosure has been removed.

Revenue

Total revenue was $1,438,580 for the year ended December 31, 2009 compared to $1,417,724 during the year ended December 31, 2008, an increase of $20,856, or 1%. Revenue recognized in 2009 for the completion of fourth quarter 2008 projects was offset by a decrease in 2009 inspections and projects, due to delays in client implementation. As ~~ADA litigation continues to increase across the United States, and~~ the federal government continues to tie federal funding to requiring ADA compliance, the Company expects to see both growth and demand for its range of products and services.

Comment 5

Item 6. Executive Compensation, page 22

Director Compensation, page 23

Please revise to provide a narrative description of the material factors necessary to an understanding of the director compensation disclosed. Refer to Item 402(r)(3) of Regulation S-K for guidance.

Answer:  Registrant has amended Item 6. In the Form 10/A # 8 filed on August 25, 2010 that provides the following narrative description pursuant to Item 402(r)(3) of Regulation S-K:

For the period ended December 31, 2009, as well as the period ended June 30, 2010, each director has a standard compensation arrangement with the Company whereby each director receives the sum of $2,500.00 per month for his or her services as a director.  No director has a different compensation arrangement.

Comment 6

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2009

Amendment No. 1 to Form 10-Q  for the Quarter Ended June 30, 2009

Amendment No. 1 to Form 10-Q  for the Quarter Ended September 30, 2009

We note your response to comment 10 in our letter dated April 8, 2010. Your amended quarterly reports disclose that you have implemented controls around your reporting timelines. Considering this statement, please explain to us why you concluded that no change occurred in your internal controls over financial reporting during the periods reported that has materially affected, or is reasonably likely to materially affect your internal controls over financial reporting. Provide similar clarification with respect to the disclosure in your Form 10-K for the year ended December 31, 2009

Comment 10

With respect to your amended Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009, we note that management concluded that no changes have occurred to me company's internal controls during the periods presented that have materially affected, or are reasonably likely to materially affect, your internal controls. This does not appear consistent with your disclosure that you have "implemented controls" around your reporting timelines to assist in mitigating this issue in the future. Please explain to us what controls you have implemented to help mitigate your failure to timely file your reports and why they have no material effect on your internal controls over financial reporting.

Answer:  Registrant’s Form 10-K/A filed on August 25, 2010 incorporated the changes that occurred in our internal controls. The Registrant will amend the quarterly filings in the same manner.  Separately management has decided to seek and select the services of a financial controller to further coordinate the efforts of the company’s outside professional service providers to assure the future timely reviews and signoffs of future filings.

Comment 7

Form 10-K for the Fiscal year Ended December 31, 2009

Forward-Looking Information, page 4

We note your reference to the safe harbors for forward-looking statements found in Section 27A of the Securities Act and Section 21E of the Exchange Act. As previously noted, you do not appear to be eligible to take advantages of the safe harbors for forward-looking statements since you are a penny stock issuer. Therefore, it is inappropriate to reference the safe harbors in your filings. Please remove your reference to the safe harbors for forward-looking statements until you are eligible to take advantage of them.

Answer: Registrant’s Form 10-K/A filed on August 25, 2010 revised the Forward-Looking Information as follows:

Much of the discussion in this Item is “forward looking” ~~as that term is used in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.~~  Actual operations and results may materially differ from present plans and projections due to changes in economic conditions, new business opportunities, changed business conditions, and other developments.  Other factors that could cause results to differ materially are described in our filings with the Securities and Exchange Commission.

Comment 8

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Please disclose that your common stock was suspended from trading on the Pink Sheets in March 2008.

Answer: Registrant’s Form 10-K/A filed on August 25, 2010 amended Item 5 as follows:

~~There is presently no active public market for our common stock , however the Company is seeking approval from the Financial Industry Regulatory Authority to be listed under the Bulletin Board category.~~

The Company’s common stock is currently traded on the Grey Market, the Other Over-the-Counter market, under the symbol “DBYC”. The following table sets forth the trading history of the common stock for each quarter since March 31, 2008 through December 31, 2009, as reported by Dow Jones Interactive. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. On March 13, 2008, the Company’s common stock was discontinued from trading on the Pink Sheets due to a ten day trading suspension implemented by the Securities Exchange Commission, after the ten day suspension the Company’s stock resumed trading on the Grey Market. The reason for suspension by the Securities Exchange Commission was that the previous Corporation that Disability Access Corporation merge with Power-Save Energy Corporation was a purloined Corporation. According to the SEC, there is a lack of current and accurate information concerning the securities of Disability Access Corporation. Trading in the securities of Disability Access Corporation appears to be predicated on apparent misstatements. From the previous corporations that Power-Save Energy Corporation merged with, certain persons appearing to have usurped the identity of a defunct or inactive publicly traded corporation, initially by incorporating a new entity using the same name, and then by obtaining a new CUSIP number and ticker symbol based on the apparently false representation that they were duly authorized officers, directors and/or agents of the original publicly traded corporation. In order for Disability Access Corporation to resume trading on the Pink Sheets, Disability Access Corporation is required to file the Form 15c2-11 under the Exchange Act. Due to the Company’s current trading status on the Grey Market, there is an absence of an established public trading market.

Comment 9

Signatures, page 28

Please amend your Form 10-K to include the signature of your controller or principal accounting officer. In addition, please revise to clarify that Ms. Thorpe and Mr. Chin are signing in their capacities as directors as well as executive officers. Refer to General Instruction D(2)(a) of Form 10-K.

Answer: In his capacity Mr. Chin also functions as our CFO and as such Mr. Chin signed the Registrant's 302 and 906 Certifications as the CFO in the Registrant's original filing on July 1, 2010. Registrant’s Form 10-K/A filed on August 25, 2010 has included appropriate signatures to comply with General Instructions D.2. to Form 10-K.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer